Via Facsimile and U.S. Mail
Mail Stop 6010


April 7, 2006


Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

      Re:	American Healthchoice, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2005
	            Filed January 13, 2006
	File No.  0-26740

Dear Dr. J. W. Stucki:

      We have reviewed your April 3, 2006 and April 5, 2006 responses to our March 28, 2006 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis
Critical Accounting Estimates
Allowance for Discounts

1. Refer to your response to our comment 3. Please disclose the amount of and reason for fluctuations for your allowance for discounts on patient billings including the effect that changes in your estimates of these items had on your revenue, operating income and net income. If you did not have a significant change in your estimate, please state that fact.

Consolidated Statement of Operations

2. Refer to your response to our comment 4. Based on paragraph 8 of
FAS 141, the accounting after acquisition is determined based on the nature of an asset. Since the asset is a receivable, revise to record the write-off of the receivable in operating income.

3. Please disclose the write-off of receivables.

4. Refer to your response to our comment 5.  Please  tell us the following:
* Clarify the uniqueness of your business in that you do not have typical bad debt expense as other healthcare providers.
* Provide an analysis of who your payors are and the likelihood of collecting the net patient billing amount from them.
* Clarify what the allowance for discount on bills represents.
* You state in your response that bad debt expense is narrowly defined as a provision for cases that require 100% write-off. Clarify that you provide bad debt expense in cases that do not require a 100% write-off.
5.   Refer to our comment number 6.  Include a   discussion
related
to bad debt expense in MD&A.

Note 1. Organization and Summary of Significant Accounting
Policies
Net Patient Billings
6. Refer to your response to our comment 7. Based on the analysis you provided under EITF 99-19, please provide us the following additional information:
* Clarify why you believe you are the primary obligor, as opposed to the physician who provides the service. We do not believe that the fact that you refer the patient to an affiliated clinic makes you the primary obligor.
* Who is responsible for fulfillment of the service and why.
* Clarify what you mean by "the company has latitude in establishing price because we provide the fee guidelines to the treating doctor."
Explain how the fee guidelines are established and if the patient is billed based on your fee schedules.
* Clarify if the treating physician is paid on a fixed fee basis.
* Explain your involvement in providing patient services that is provided by another physician. Clarify what you mean by "we recommend the treatment plan for our patients." Tell us who ultimately determines the treatment to be provided to the patient. Clarify if you ultimately determine the nature, type, characteristics, or specifications of the service provided to the patient or if those decisions are made by the affiliated entity.
* Clarify if the patient is obligated to be treated by your affiliated entity or if the patient has discretion to go to a different entity to be treated.
* Explain who is at risk if the patient were to file suit against the treating physician.
* Clarify if you assume the credit risk for the amount billed to the customer. Tell us if you are obligated to pay the affiliated entity, even if you do not receive payment from the patient and/or insurer.

Note 12. Convertible Debenture
7. We noted your response to our comment 11 and we reissue our comment. Please tell us how you have accounted for or will account for the beneficial convertible feature, if applicable. We note that the conversion price is 85% of the five lowest trading prices in a
20
day period for the convertible debenture. Refer to EITF 98-5 and 00-
27 in your response.

8. Since you issued the convertible debenture on December 29, 2005, please provide all the disclosures we are requesting with regards to the convertible debenture (i.e. the number of warrants issued and the terms, including the exercise price of the warrants, the maximum number of shares that can be issued under the agreement, accounting treatment, etc.) in your Form 10-Q for the quarter ended December 31,
2005.

9. Refer to your response to our comment 13 and we reissue our comment. Please note that the legal review of your convertible debenture is separate from our accounting review. It appears that you are required to register the shares underlying the convertible debentures and warrants, subject to certain default provisions. Please clarify the default provisions in your filing and clarify if these are liquidating damages. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of
EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The
EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue; however, different views on this issue are outlined in Issue Summary No. 1 to EITF 05-4. Tell us how you viewed and accounted for the registration rights agreement and the related convertible debentures and warrants. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of
Warrants and Embedded Conversion Features (New). You can find this at the following website:
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.


      As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended
December 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



Dr. J. W. Stucki
American Healthchoice, Inc.
April 7, 2006
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